SCHEDULE 13D/A (Rule 13d-101)
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
Under the Securities Exchange Act of 1934
(Amendment No. 2) ASTROTECH CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
046484101
(CUSIP Number)
Thomas B. Pickens III 401 Congress Avenue Suite 1650 Telephone: (512) 485-9530
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 7, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	046404101

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas Boone Pickens III
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS*
BK (please see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
	7	SOLE VOTING POWER
NUMBER OF		4,347,636 shares
SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		4,347,636 shares
PERSON	10	SHARED DISPOSITIVE POWER
WITH		0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,347,636 shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 20.74%
14		TYPE OF REPORTING PERSON
IN - Individual

Item 5.

Interest in Securities of the Issuer

(a)

As of April 7, 2015, Thomas B. Pickens III is the beneficial owner of 4,347,636 shares of Common Stock of the Issuer, representing approximately 20.74% of the Issuer’s issued and outstanding shares.

Except as set forth in this Item 5(a), the Reporting Person does not beneficially own any shares of Common Stock of the Issuer.

(b) As of April 7, 2015, Thomas B. Pickens III has the power to vote and direct the disposition of 4,347,636 shares.

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2(a), has effected any transactions in the common units during the past 60 days.

(d) Mr. Pickens granted to PlainsCapital Bank a first priority security interest in the 1,783,746 shares of Common Stock purchased by Mr. Pickens under the Loan and Security Agreement, as further described in Item 6.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 17, 2015

By:	/s/ Thomas B. Pickens III
Thomas B. Pickens III